FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                               September 06 2004


                               BRITISH ENERGY PLC
                               (Registrant's name)


                               3 Redwood Crescent
                                    Peel Park
                              East Kilbride G74 5PR
                                    Scotland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit     Description

No. 1       RNS Announcement, re: 'Section 198 Notice'  dated 03 Sepetmber 2004



3 September 2004

                               British Energy plc

Notification for the purposes of sections 198-203 Companies Act 1985 ("Act") - British Energy plc (the "Company")

The Company has today received notification pursuant to Section 198 of the Companies Act 1985, that Polygon Investment Partners LLP ("Polygon") has a notifiable interest in the share capital of British Energy plc.

The shares in which Polygon are interested are 37,000,000 ordinary shares of 44 28/43p each in the capital of the Company (the "Shares"), representing 5.96% of the allotted, called up and fully paid share capital. Polygon's interest in these Shares arises by virtue of section 208 of the Act. The Shares are registered in the name of Vidacos Nominees UBS London - 2303, 25 Molesworth Street, Lewisham, London, SE13 7EX. The beneficial owner of the shares is Polygon Global Opportunities Masterfund.


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  September 06 2004                   BRITISH ENERGY PLC

                                           By:____John Searles____

                                           Name:  John Searles
                                           Title: Director - Investor Relations